Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Kyle Bland	Tim Blair
Navigant Investor Relations	Navigant Corporate Communications
312.573.5624	303-383-7344
kyle.bland@navigant.com	timothy.blair@navigant.com

Navigant Nominates Rudina Seseri for Election to Board of Directors

Governor James R. Thompson and Samuel K. Skinner to retire from Board

CHICAGO, April 16, 2018 — Navigant today announced that its board of directors has nominated Rudina Seseri, a prominent entrepreneur and technology venture capitalist, as a new director for election to the board at the 2018 Annual Meeting of Shareholders.

Ms. Seseri has over 16 years of investing and transaction experience, including helping to build successful technology companies across a range of innovative fields. She brings an important perspective to the board as Navigant continues to evolve to meet the increasing technology demands of its clients.

With the nomination of Seseri, Navigant has added five new independent directors to the board in the last five years. Seseri joins Navigant’s eight other highly qualified nominees including current directors, Kevin M. Blakely, Cynthia A. Glassman, Julie M. Howard, Stephan A. James, Michael L. Tipsord, Kathleen E. Walsh, Jeffrey W. Yingling, and Randy H. Zwirn, who have been nominated to serve one-year terms.

“We are pleased to nominate Rudina as part of our ongoing commitment to maintain a highly qualified, independent board with the relevant expertise to guide Navigant going forward,” said Julie Howard, chairman and CEO of Navigant. “Rudina’s expertise in helping companies evaluate and leverage innovative technologies to enhance the way they conduct business will provide valuable insights as we evolve to meet our clients’ needs. The expertise of both our experienced directors and more recent additions to the board has been invaluable, and we look forward to benefitting from the guidance of Rudina and all of our directors as we execute on our strategic initiatives for long-term growth and value creation.”

Navigant also announced that two of its longest-serving directors, Governor James R. Thompson and Samuel K. Skinner, will retire and not stand for re-election at the company’s upcoming annual shareholder meeting. Upon the retirement of Governor Thompson, the board expects to appoint Tipsord to serve as lead independent director. Tipsord is currently the chairman, president and CEO of the State Farm Mutual Automobile Insurance Company and a member of Navigant’s compensation committee, having previously served as chair of Navigant’s audit committee.

“I would also like to thank Governor Thompson and Sam Skinner for their steadfast stewardship of Navigant during their respective board tenures,” said Howard. “Their vision and guidance have helped Navigant continuously evolve, transform, and grow, and all of us at Navigant are deeply appreciative of their contributions through the years.”

Rudina Seseri Biography

Rudina Seseri is the founder and managing partner of Glasswing Ventures, LLC, a Boston- based venture capital firm that invests in artificial intelligence and machine learning companies that provide technology solutions for enterprise, cybersecurity, robotics, and consumer markets, a company she cofounded in 2015. In January of 2018, Seseri was appointed by the Harvard Business School as a Rock Venture Capital Partner, while previously she served as entrepreneur-in-residence for the university, a position she has held since 2014. From 2007 to 2015, Seseri was a partner at Fairhaven Capital, a technology venture capital firm, where she led investments in innovative technologies in the areas of artificial intelligence, enterprise software, robotics, and social and omnichannel marketing.

Previously, Seseri was part of the corporate development group at Microsoft Corporation, where she was responsible for leading acquisitions and investments in companies of strategic importance to the corporation, and part of the technology group at Credit Suisse Group AG, leading public market transactions. Ms. Seseri currently serves on the boards of several startup companies as well as the Digital Advisory Board of GlaxoSmithKline Consumer, and the Board of Overseers for Boston Children’s Hospital, and is a member of the Business Leadership Council at Wellesley College.

About Navigant

Navigant Consulting, Inc. (NYSE: NCI) is a specialized, global professional services firm that helps clients take control of their future. Navigant’s professionals apply deep industry knowledge, substantive technical expertise, and an enterprising approach to help clients build, manage, and/or protect their business interests. With a focus on markets and clients facing transformational change and significant regulatory or legal pressures, the firm primarily serves clients in the healthcare, energy, and financial services industries. Across a range of advisory, consulting, outsourcing, and technology/analytics services, Navigant’s practitioners bring sharp insight that pinpoints opportunities and delivers powerful results. More information about Navigant can be found at navigant.com.

###

Participants in the Solicitation

Navigant Consulting, Inc. (the “Company”) has filed a preliminary proxy statement and form of associated WHITE proxy card (the “Preliminary Proxy Statement”) with the U.S. Securities and Exchange Commission (“SEC”) in connection with the solicitation of proxies for the Company’s 2018 Annual Meeting of Shareholders (“2018 Annual Meeting”). The Company, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the 2018 Annual Meeting. Information regarding the names of the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise is set forth in the Preliminary Proxy Statement. To the extent holdings of such participants in the Company’s securities are not reported or have changed since the amounts described in the Preliminary Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC and available at the Company’s website at investors.navigant.com. Details concerning the nominees of the Company’s Board of Directors for election at the 2018 Annual Meeting are included in the Preliminary Proxy Statement. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE COMPANY’S DEFINITIVE PROXY STATEMENT AND ANY SUPPLEMENTS THERETO AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a copy of the definitive proxy statement and other relevant documents filed by the Company free of charge from the SEC’s website at www.sec.gov. The Company’s shareholders will also be able to obtain a copy of the definitive proxy statement and other relevant filed documents free of charge by directing a written request to the Company’s Director of Investor Relations at 150 North Riverside Plaza, Suite 2100, Chicago, Illinois 60606, or from the investor relations section of the Company’s website at investors.navigant.com.